October 14, 2020

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Monocle Holdings Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed September 15, 2020 File No. 333-235766

Ladies and Gentlemen

Monocle Holdings Inc. (“NewCo” or the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 7, 2020 with respect to Amendment No. 2 to NewCo’s registration statement on Form S-4 filed by NewCo on September 15, 2020 (“Amendment No. 2”), which contains Amendment No. 2 to the proxy statement on Schedule 14A of Monocle Acquisition Corporation (“Monocle”) filed by Monocle on September 15, 2020. On behalf of the Company, we are respectfully submitting the responses below to the comments in such comment letter in connection with the filing with the Commission of Amendment No. 3 to NewCo’s registration statement on Form S-4 (“Amendment No. 3”) on the date hereof. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed September 15, 2020

Comparative Share Information, page 52

1.	Please revise footnote (1) to disclose the number of shares you used to derive pro forma book value per share at June 30, 2020 assuming no redemption and maximum redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 3.

Pro Forma Condensed Combined Balance Sheet as June 30, 2020, page 100

2.	We refer to the pro forma combined (assuming no redemptions) column. It appears to us that cash and cash equivalents should be $113,188,794. Please revise your registration statement or tell us why your current presentation is appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 3.

Signatures, page II-6

3.	Please ensure to include the dates of the signatures in your next amendment. Please also file the consents of General Kehler and Messrs. Nolan and Kirton.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page II-6 and Exhibit 99.2 through 99.9 of Amendment No. 3.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Gregory P. Patti, Jr.
Name: Gregory P. Patti, Jr.
Title: Partner

Enclosures

cc:	Via Email Eric J. Zahler Monocle Holdings Inc.

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